UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Jones Energy, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
48019R108
(CUSIP Number)
February 20, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	48019R108

1	Names of Reporting Persons
Q Global Capital Management, L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
242,269 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
242,269 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
473,671 (1) (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.10% (1) (3)
12	Type of Reporting Person (See Instructions)
OO

(1) The shares were purchased by Q Global Capital Management, L.P. (“QGCM”) for and on behalf of Q5-R5 Trading, Ltd. (“Q5”) pursuant to an Investment Management Agreement. Pursuant to such agreement, QGCM has sole voting and dispositive power over the shares and Q5 has no beneficial ownership of such shares.

(2) As previously disclosed by the Issuer, on November 26, 2018, the Issuer issued a Fundamental Change notice to holders of the Preferred Stock in conjunction with the delisting of the Common Stock from the New York Stock Exchange, giving such holders special rights to convert shares of Preferred Stock to Common Stock at a premium to the existing conversion rate. The Issuer has previously announced extensions of the special rights conversion end date, which was extended on February 8, 2019 to March 8, 2019. Accordingly, this item includes the 231,402 shares of Common Stock that are issuable to QGCM upon conversion of its 156,395 shares of the Preferred Stock. Upon the expiration of the special conversation rights, QGCM’s 156,395 shares of Preferred Stock will be convertible into 133,467 shares of Common Stock.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares of the Common Stock deemed to be outstanding is 5,202,446, which is the sum of (1) 4,971,044 shares disclosed in the Issuer’s Form 10-Q filed November 2, 2018 and (2) such 231,402 shares in respect of shares of convertible Preferred Stock.

Preliminary Statement:

This Schedule 13G is filed pursuant to Rule 13d-1(h) by Q Global Capital Management, L.P. (“QGCM”) and amends the Schedule 13D filed on September 14, 2017, as previously amended (the “Schedule 13D”), by QGCM, relating to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Jones Energy, Inc. (the “Issuer”).

Item 1.

(a)       Name of Issuer: Jones Energy, Inc.

(b)       Address of Issuer’s Principal Executive Offices: 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746

Item 2.
(a)	Name of Person Filing: Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13G Statement on behalf of QGCM, a Texas limited partnership. Additionally, information is included herein with respect to the following persons (collectively, the “Controlling Persons”): Q Global Advisors, LLC, a Texas limited liability company (“QGA”), Renegade Swish, LLC, a Delaware limited liability company (“RS”), and Geoffrey Raynor (“Raynor”).

The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons” and individually an “Item 2 Person.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)	Address of Principal Business Office or, if None, Residence: The address of the principal business office of each of the Item 2 Persons is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102
(c)	Citizenship: All of the natural persons listed in Item 2(a) are citizens of the United States of America.
(d)	Title and Class of Securities: Class A Common Stock, par value $0.001 per share (the “Shares”)
(e)	CUSIP No.: 48019R108
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)-(b)

Reporting Persons

QGCM

Because of its position as the sole investment manager of Q5-R5 Trading, Ltd., QGCM may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 473,671 Shares, which constitute approximately 9.10% of the 5,202,446 Shares deemed to be outstanding.

Controlling Persons

QGA

Because of its position as the sole general partner of QGCM, QGA may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 473,671 Shares, which constitute approximately 9.10% of the 5,202,446 Shares deemed to be outstanding.

RS

Because of its position as the sole manager of QGA, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 473,671 Shares, which constitute approximately 9.10% of the 5,202,446 Shares deemed to be outstanding.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 473,671 Shares, which constitute approximately 9.10% of the 5,202,446 Shares deemed to be outstanding.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any Shares.

(c)

Reporting Persons

QGCM

As the sole investment manager of Q5-R5 Trading, Ltd, QGCM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 242,269 Shares.

Controlling Persons

QGA

As the sole general partner of QGCM, QGA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 242,269 Shares.

RS

As the sole manager of QGA, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 242,269 Shares.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of QGA, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 242,269 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, and subject to Rule 13d-1(h), the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2019

Q GLOBAL CAPITAL MANAGEMENT, L.P.

By: Q Global Advisors, LLC, its general partner

/s/ Brandon Teague

By: Brandon Teague, Vice President